Algonquin Power & Utilities Corp. Provides Business Update in Connection with Investor Call

AQN is taking decisive actions to support long-term energy transition strategy

OAKVILLE, Ontario – January 12, 2023 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX: AQN) (NYSE: AQN) is hosting an investor update today, where President and Chief Executive Officer, Arun Banskota, and Chief Financial Officer, Darren Myers, will provide an update on the actions the Company is taking to support its long-term energy transition strategy.

“Over the Company’s history, we have built a solid foundation supported by the scale of our asset portfolio,” said Mr. Banskota. “However, we have reached an inflection point and, as markets continue to evolve, we must address the challenges facing the business. Accordingly, the board of directors and management team are taking decisive actions to strengthen our financial and strategic positions. These include taking steps to realign our capital allocation, reduce capital expenditures, refocus the portfolio, and reduce the dividend in order to position the Company for sustainable, long-term growth.”

Mr. Banskota concluded, “We remain committed to our long-term energy transition strategy, including the pursuit of the Kentucky Power Acquisition, which we expect will add to our rate base, grow customer connections and provide further decarbonization opportunities. Our track record of operational excellence and portfolio of high-quality assets across our regulated and renewable businesses, coupled with the actions we are announcing today, are expected to enable the Company to capitalize on industry tailwinds and create meaningful value for shareholders. Moving forward, this stronger financial foundation is expected to position the Company to maintain a BBB credit rating, increase the dividend sustainably, reduce equity capital needs, and deliver solid core growth across both businesses.”

In connection with today’s investor update call, the Company highlights the following:

•AQN intends to further support its financial foundation, funding growth through a commitment to a BBB credit rating. AQN is focused on a balanced funding plan with no new common equity financings expected through the end of 2024 and reduced capital spending intensity. The Company currently has a strong liquidity position.

•Effective for its first quarter 2023 dividend (expected to be payable in April 2023), AQN intends to lower its quarterly dividend from $0.1808 to $0.1085 per common share, improving financial flexibility. AQN will continue distributions to shareholders with a sustainable dividend that is expected to grow in general alignment with Adjusted Net Earnings per share (see “Non-GAAP Measures” below).

•AQN continues to pursue the Kentucky Power Acquisition. Leveraging AQN’s demonstrated track record of operational excellence, the Company’s pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Acquisition”) is expected to generate long-term value for customers and investors alike. On December 15, 2022, the U.S. Federal Energy Regulatory Commission (“FERC”) denied approval of the Kentucky Power Acquisition as filed. The parties plan to continue to seek FERC approval of the Kentucky Power Acquisition.

•AQN intends to refocus its portfolio by targeting approximately $1 billion of additional asset sales. Proceeds from the next phase of renewable asset recycling and additional asset sales are expected to be used to pay down debt and continue to fund growth.

•AQN will be suspending its dividend reinvestment plan (“DRIP”) for its common shares. Effective for the first quarter 2023 dividend (expected to be payable in April 2023), shareholders participating in the DRIP will begin receiving cash dividends. If the Company elects to reinstate the DRIP in the future, shareholders who were enrolled in the DRIP at its suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP.

•AQN expects Adjusted Net Earnings per common share, excluding gains or losses on asset sales, of $0.55 to $0.61 for the 2023 fiscal year. Please see “Caution Regarding Forward-Looking Information” and “Non-GAAP Measures” below.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.
Presentation materials will be available on the Company’s website at www.algonquinpowerandutilities.com.
Conference call details are as follows:

Date:	Thursday, January 12, 2023
Time:	8:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(800) 806-5484
	Toll Dial-In Number	(416) 641-6104
	Event Passcode	3616196#
Webcast:	https://edge.media-server.com/mmc/p/4aofk9ow
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to pursuing growth and operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, “plans”, “targets” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: steps being taken by the board of directors and management to realign the Company’s capital allocation, reduce capital expenditures, refocus the portfolio, and reduce the dividend; the expected performance and growth of AQN; estimated 2023 Adjusted Net Earnings per common share; expected value-creation opportunities; the ability of the Company to maintain a BBB credit rating; financing plans, including the Company’s expectations regarding common equity financings; dividends, including the amounts, sustainability and future growth thereof; the Kentucky Power Acquisition, including the expected benefits thereof and the parties’ plan to continue to seek FERC approval; asset sales, including the proceeds therefrom and the use of such proceeds; and the suspension of AQN’s DRIP. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2021, and in AQN's Management Discussion & Analysis for the three months and nine months ended September 30, 2022 (the "Interim MD&A"), each of which is available on SEDAR and EDGAR. In addition, AQN’s expected Adjusted Net Earnings per common share range for the 2023 fiscal year set out above is based on the following additional assumptions:
•normalized weather patterns in the geographical areas in which the Company operates or has projects;
•renewable energy production consistent with long-term averages and realized pricing in line with expectations;
•capital projects, including renewable energy generation projects, being completed on time and substantially in line with budgeted costs;
•the absence of significant changes in the macroeconomic environment, including with respect to interest rates and inflation;
•rate decisions in line with expectations;
•closing of the Kentucky Power Acquisition in late April 2023;
•a Canadian dollar/U.S. dollar exchange rate and a Chilean peso/U.S. dollar exchange rate in line with expectations;
•operating expense savings in line with expectations; and
•a low single-digit percent effective tax rate, including tax credits and excluding an expected one-time 2017 tax reform adjustment related primarily to the Kentucky Power Acquisition.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 — Non-GAAP and Other Financial Measures Disclosure. AQN’s

method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term “Adjusted Net Earnings”, which is used in this news release, is a non-GAAP financial measure. An explanation of “Adjusted Net Earnings” can be found in the section entitled “Caution Concerning Non-GAAP Measures” in the Interim MD&A, which section is incorporated by reference into this news release. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding GAAP financial measures.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@AQNorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500